August 3, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                               Your Letters Dated June 30, 2011 (the “Follow-Up Comment Letter”), May 31, 2011, April 13, 2011, March 1, 2011 and January 25, 2011, regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2010 and Form 10-Q’s for the Quarterly Periods Ended December 31, 2010 and March 31, 2011

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Follow-Up Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Follow-Up Comment Letter the Company offers the following responses:

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Accounts and Notes Receivable, Allowance for Doubtful Accounts and Credit Quality of Financing Receivables, page 10

1.               From your response to prior comment 1, we note that the aging of receivables is your primary credit quality indicator and that slowing payment trends may be an indication of a customer’s deteriorating financial condition.  As it appears that past due balances are used to assess the credit quality of an account, tell us what consideration you gave to segregating your presentation of the aging of receivables into customer accounts that have past due balances and those accounts that are all current. Refer to ASC 310-10-50-29(b).

Response:

Our disclosure presents the investment in our financing receivable balances by our primary credit quality indicator, the aging of customer invoices, which aggregates past due invoices by aging category.  We do not segregate or review our financing receivables into past due customer accounts and those that are current, and we do not believe ASC 310-10-50-27 through 50-29 requires us to prepare and disclose quantitative information that is not presently being used by management to monitor the credit quality of our receivables. Specifically, we do not believe the guidance requires segregating the presentation of the aging of receivables into customer accounts that have past due balances and those accounts that are all current as we do not evaluate the credit quality in this manner.

In preparing our disclosure pursuant to ASC 310-10-50-29(b), we considered the overall objective of the guidance stated in ASC 310-10-50-28, which is to provide information that enables financial statement users to do both of the following:

a.               Understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner, and

b.              Assess the quantitative and qualitative risks arising from the credit quality of its financing receivables

As noted in our disclosure in our Form 10-Q for the quarterly period ended March 31, 2011 and in response to comment 1 in our letter dated June 14, 2011, we monitor our receivables based upon a number of qualitative and quantitative factors including collection history, the aging of customer invoices and other customer specific information discussed below.

In evaluating our use of a credit quality indicator we reviewed the examples provided under ASC 310-10-55-19 and the definition of a credit quality indicator which is “a statistic about the credit quality of financing receivables.”  In reviewing the examples we note most appear to address credit quality metrics typically associated with entities that sell directly to consumers or provide commercial and retail lending services.  In those circumstances, due to the size of the portfolios, entities may use different metrics or statistics to stratify their portfolios of financing receivables into different subgroups with similar risk characteristics.  Conversely, our primary business model is the sale of products directly to businesses and our financing receivables relate primarily to our offering of extended payment terms to certain of our customers associated with the sale of our products. While we have also provided certain development financing in the form of notes receivable, this activity is limited to only two of our customers.

In reviewing our internal process to monitor the credit quality of our financing receivables, we determined our use of the aging of customer invoices represents an internal metric in accordance with ASC 310-10-55-19 (g), “Other internal metrics.”  Our aging of customer invoices provides us with a statistic about the credit quality of customer invoices which is reviewed by management in determining our allowance for doubtful accounts.  Consequently, we believe the aging of customer invoices qualifies as a credit quality indicator and our disclosure of such information satisfies the disclosure requirements of ASC 310-10-50-29(b).

We perform a review of accounts receivable aging data to identify specific customer invoices that may require follow-up collection efforts. This data is used in combination with other qualitative information such as collection experience, industry and regional economic conditions and knowledge of the customer to perform follow-up procedures and establish specific reserves, as necessary, in connection with the recording of our allowance for doubtful accounts. We do not utilize the aging of customer invoices to provide us with a customer by customer stratification that would provide a statistic specific to total customer balances. Further, we do not use any other statistics or internal rating systems to stratify our portfolio of customer balances into subgroups with similar risk characteristics.

In considering the overall objectives in ASC 310-10-50-28, we believe the qualitative discussion about our credit monitoring process and the past due disclosure information required under ASC 310-10-50-7 and ASC 310-10-50-7A adequately discloses how we monitor the credit quality of our financing receivables in an ongoing manner.  Further, we believe our disclosure allows a user to assess the quantitative and qualitative risks arising from the credit quality of our financing receivables.  However, we will clarify our disclosure in future filings, beginning with our Form 10-K for our fiscal year ended June 30, 2011, as follows (deleted text in strikethrough, new text underlined):

“The Company has also provided development financing to certain customers in the form of notes receivable with repayment terms of three to ten years. These notes may also include accelerated payment terms based upon a percentage of net-win from gaming devices sold or leased to these customers. ~~The Company monitors credit quality and impairment based upon a review of customer payment history and financial condition~~.

The Company evaluates the credit quality of its accounts and notes receivable~~s~~ and establishes an allowance for doubtful accounts based on a combination of factors including, but not limited to, customer collection experience, economic conditions, and the customer’s financial condition. In addition to specific account identification, the Company utilizes historic collection experience for the most recent twelve month period, where applicable, to establish an allowance for doubtful accounts receivable. Receivables are written off only after the Company has exhausted all ~~of its~~ collection efforts.”

“Gaming is a highly regulated industry requiring customers to obtain a gaming operator’s license and verify with the applicable regulatory agency that they have the financial resources to operate a gaming establishment. Many of the Company’s customers, including new casinos that have opened in recent years, are owned by existing multi-property customers that have established a favorable payment history with the Company. Customer accounts typically include a mix of trade receivable balances with terms for periods of 30 to 120 days and financing receivables resulting from extended payment terms.

The Company monitors the credit quality of its accounts and notes receivable ~~based on the~~ by reviewing an aging of customer invoices. ~~which segregates receivable balances as either current or past due Receivables~~ Invoices are ~~classified as~~ considered past due if a scheduled payment is not received within contractually agreed upon terms. The Company also reviews a variety of other relevant qualitative information such as collection experience, economic conditions and specific customer financial conditions to evaluate credit risk in recording the allowance for doubtful accounts.~~Identification of past due balance triggers an internal review of customer collection history as slowing payment trends may be an indication of a customer’s deteriorating financial condition~~.  ~~Past due accounts and notes receivable are more likely to have a risk of loss and are evaluated by management for necessary allowances, if applicable. Receivables are written off only after the Company has exhausted all of its collection efforts. The Company utilizes its accounts and notes receivable aging in conjunction with aggregate historical collection experience for the most recent twelve month period, to establish an allowance for doubtful accounts receivable.~~”

2.               As noted from your response to prior comment 1, since aging of receivables is your primary credit quality indicator, please tell us whether the aging categories are determined based on the original payment terms.  Explain how you consider any modification to payment terms in your aging analysis.  In addition, consider discussing how partial payments of account balances are applied to your aging categories of receivables.

Response:

Our aging categories are determined based on contractually agreed upon payment terms, which are typically the original payment terms. In certain rare circumstances, the original payment terms may be restructured in a formal amendment to the original agreement.  In those instances, the aging of any outstanding receivable balance would be adjusted to reflect the new payment terms. Any such restructurings are highly in regular and generally do not represent a concession as they generally result only in a delay of payment that is insignificant per the guidance in ASC 310-40-15-17 and 310-40-15-18. We will clarify our disclosure in future filings, beginning with our Form 10-K for our fiscal year ended June 30, 2011, as follows:

“The aging of customer invoices is based on their contractually agreed upon payment terms, which in certain rare circumstances have been modified from the original financing terms The modification of original financing terms have not been material to our total trade, lease and notes receivable balances.”

Partial payments of account balances are also infrequent and are applied based upon the facts and circumstances related to the payment. Generally, payments are applied based upon customer direction provided with remittance or as a result of a review of the account balance and dialogue with our customer and the aging of the remaining balance outstanding continues based on its original contractual terms.

Revenue recognition, page 13

3.               We note your proposed revised disclosure in response to prior comment 3.  You state that fees are allocated to all units of accounting based on their relative selling price.  In arrangements that include more than one software deliverable, the portion of the arrangement consideration should be allocated to those software deliverables as a group, separately from each non-software deliverable.  Those software deliverables would then be further subject to separation and allocation based on software revenue recognition guidance.  Tell us how your accounting complies with ASC 985-605-25-10(f).

Response:

We have revised the disclosure we proposed in response to your prior comment 3 to further clarify our allocation methodology and compliance with ASC 985-605-25-10(f).  Our revised proposed disclosure is as follows (deleted text in strikethrough, new text underlined):

“At the inception of a multiple element arrangement, fees under the arrangement are allocated to the ~~for both software and~~ non-software deliverables, and to the software deliverables as a group ~~are first allocated to all units of accounting~~ based on their relative selling price. Software deliverables are further subject to separation and allocation based on software revenue recognition guidance as described in the following paragraph. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence (“VSOE”), then third-party evidence (“TPE”) and finally management’s estimate of the selling price (“ESP”). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.

In allocating arrangement fees ~~to separate units of accounting~~ under the relative selling price hierarchy, the Company uses VSOE for all products which have been sold on a stand-alone basis. As TPE is generally not available, the Company uses ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, the Company uses either VSOE or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.

The Company uses the residual method to recognize revenue allocated to software deliverables. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In arrangements in which the Company does not have VSOE of fair value of all undelivered software elements, revenue is deferred until delivery occurs or VSOE of fair value has been established for any remaining undelivered software elements. In the event the only undelivered software element is maintenance and product support for which VSOE of fair value does not exist, the revenue is recognized ratably over the maintenance and product support period.”

4.               In your proposed revised disclosure in response to comment 2 in your letter dated April 26, 2011 you identify which deliverables you use VSOE and ESP for in allocating the arrangement fee. You should further explain how you allocate the arrangement fee to each of your deliverables first pursuant to ASC 605-25-30-2 and then following ASC 985. For example, if true, explain that you use ESP for software deliverables as a group in perpetual software license arrangements in determining the relative selling price, and then use the residual method under ASC 985-605-25-10(e).

Response:

As noted above, our revised proposed disclosure presents the method of allocating and recognizing fees related to software deliverables.  Such method is used irrespective of whether the fee of the arrangement has already been allocated to the non-software deliverables and to the software deliverables as a group under ASC 605-25-30-2. We believe that the revision we are proposing to the first sentence of the first and second paragraphs and moving the second paragraph from the last paragraph in the disclosure, should clarify our compliance with ASC 985-605-25-10(e).

*  *  *  *  *

We hope this response has addressed all of the Staff’s concerns relating to the Follow-Up Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Neil Davidson
Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.

Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.